November 14, 2003


U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth St., N.W.
Washington, DC  20549

Re:  Western Feed Mills, Inc.
     Form SB-2 Registration
     File No. 333-88484
     Withdrawal of Registration Pursuant to 17 C.F.R. Sect. 230.477

Dear Sir or Madam:

  This letter is provided to make application to the Securities and Exchange Commission pursuant to C.F.R. Sect. 230.477 to withdraw the above-referenced registration. That registration was filed on Form SB-2 and declared effective on May 13, 2003 (Commission File No. 333-88484).

  In support of this application, the issuer and registrant (Western Feed Mills, Inc.) makes the following representations:

  1.  That no sales have been made in connection with this registration.

  2. That the registrant is making this application in anticipation of a subsequent private placement of common stock pursuant to the provisions of 17 C.F.R. Sect. 230.155(c) and it may undertake a subsequent offering in reliance thereon.

                                     Very truly yours,

                                     /s/Fred W. Raybourn

                                     Fred W. Raybourn
                                     Chairman of the Board and President
                                     Western Feed Mills, Inc.